# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAGNACHIP SEMICONDUCTOR Corp, CIK 0001325702
CUSIP: 55933J203
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: C/O MAGNACHIP SEMICONDUCTOR, LTD., 15F, 76 JIKJI-DAERO, 436BEON-GIL, CHEONGJU-SI, Korea Republic Of (M5), 28581
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0002096092
Persons authorized to receive notices and communications: Cristiano Amoruso, Byreforge LLC, 853 Broadway, New York, New York (NY), 10019, 212-451-2300; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Byreforge LLC (CIK 0002096092): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,072,779; sole dispositive power 0; shared dispositive power 3,072,779; aggregate amount beneficially owned 3,072,779 (8.5% of the class)
- Amoruso Cristiano (CIK 0002069371): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,072,779; sole dispositive power 0; shared dispositive power 3,072,779; aggregate amount beneficially owned 3,072,779 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MAGNACHIP SEMICONDUCTOR Corp
Address of issuer's principal executive offices: C/O MAGNACHIP SEMICONDUCTOR, LTD., 15F, 76 JIKJI-DAERO, 436BEON-GIL, CHEONGJU-SI, Korea Republic Of (M5), 28581

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 14, 2026, the Board appointed Cristiano Amoruso as a director of the Issuer to serve until the Issuer's 2026 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation, retirement, disqualification or removal. Mr. Amoruso has also been appointed to each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

## Signatures
- Byreforge LLC: /s/ Cristiano Amoruso, Cristiano Amoruso, Managing Partner (01/20/2026)
- Amoruso Cristiano: /s/ Cristiano Amoruso, Cristiano Amoruso (01/20/2026)